UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No 4)*

                          Bakbone Software Incorporated
                          -----------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    057101107
                                    ---------
                                 (CUSIP Number)

Steven Wolfe, Portfolio Manager                             With copies to:
 Platinum Management (NY) LLC                        Tarter Krinsky & Drogin LLP
     152 West 57th Street                                Attn: James G. Smith
   New York, New York 10019                                  1350 Broadway
        (212) 582-2222                                 New York, New York 10018
                                                            (212) 216-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 October 7, 2008
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 057101107
--------------------------------------------------------------------------------
(1)   Names of Reporting Persons.

      Platinum Partners Value Arbitrage Fund LP
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)   |X|
      (b)   |_|
--------------------------------------------------------------------------------
(3)   SEC Use Only.


--------------------------------------------------------------------------------
(4)   Source of Funds.

      WC
--------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization.

      Cayman Islands
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power: 0
                        --------------------------------------------------------
Number of Shares        (8)   Shared Voting Power: 0
Beneficially Owned      --------------------------------------------------------
by Each Reporting       (9)   Sole Dispositive Power: 0
Person With             --------------------------------------------------------
                        (10)  Shared Dispositive Power: 0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      0 shares of common stock
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares. |_|


--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row 9.

      0.0%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions).

      PN
--------------------------------------------------------------------------------

CUSIP No. 057101107
--------------------------------------------------------------------------------
(1)   Names of Reporting Persons.

      Platinum Management (NY) LLC
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)   |X|
      (b)   |_|
--------------------------------------------------------------------------------
(3)   SEC Use Only.


--------------------------------------------------------------------------------
(4)   Source of Funds.

      AF
--------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization.

      Delaware
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power: 0
                        --------------------------------------------------------
Number of Shares        (8)   Shared Voting Power: 0
Beneficially Owned      --------------------------------------------------------
by Each Reporting       (9)   Sole Dispositive Power: 0
Person With             --------------------------------------------------------
                        (10)  Shared Dispositive Power: 0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      0 shares of common stock
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares. |_|


--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row 9.

      0.0%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions).

      OO
--------------------------------------------------------------------------------

CUSIP No. 057101107
--------------------------------------------------------------------------------
(1)   Names of Reporting Persons.

      Mark Nordlicht
--------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)   |X|
      (b)   |_|
--------------------------------------------------------------------------------
(3)   SEC Use Only.


--------------------------------------------------------------------------------
(4)   Source of Funds.

      AF
--------------------------------------------------------------------------------
(5) Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). |_|

--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization.

      United States
--------------------------------------------------------------------------------
                        (7)   Sole Voting Power: 0
                        --------------------------------------------------------
Number of Shares        (8)   Shared Voting Power: 0
Beneficially Owned      --------------------------------------------------------
by Each Reporting       (9)   Sole Dispositive Power: 0
Person With             --------------------------------------------------------
                        (10)  Shared Dispositive Power: 0
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person.

      0 shares of common stock
--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row 11 Excludes Certain Shares. |_|


--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row 9.

      0.0%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions).

      IN
--------------------------------------------------------------------------------

      This statement is filed with respect to the shares of common stock, no par value ("Common Stock") of Bakbone Software Incorporated (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of October 7, 2008, and amends and supplements the Schedule 13D originally filed on September 5, 2007, as amended from time to time (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified. The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

      o Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands limited partnership ("Master Fund"),
      o Platinum Management (NY) LLC, a Delaware limited liability company ("Platinum Management"), and
      o     Mark Nordlicht, a United States citizen ("Mr. Nordlicht").

      The shares of Common Stock beneficially owned by the Reporting Persons are owned directly by the Master Fund. Platinum Management is the investment manager and general partner of the Master Fund. Mr. Nordlicht is the controlling person of Platinum Management.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own no shares of Common Stock.

(b) Transactions were effected by the Master Fund during the past sixty (60) as set forth on Schedule 1 attached hereto. No other transactions have been effected by the Reporting Persons during the past sixty days other than the ones previously reported on this Schedule 13D.

(e) October 7, 2008 was the date on which the Reporting Persons ceased to be beneficial owners of five percent or more of the Issuer's Common Stock.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Schedule 1 -- List of the transactions in the Issuer's Common Stock that were effected by the Reporting Persons during the past sixty days

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 20, 2009


PLATINUM PARTNERS VALUE ARBITRAGE FUND LP by its General Partner
Platinum Management, Inc.

By: /s/ MARK NORDLICHT
    -------------------------------
Name: Mark Nordlicht
Title: Director


PLATINUM MANAGEMENT (NY), LLC

By:
    -------------------------------
Name: Mark Nordlicht
Title: Managing Member



-----------------------------------
Name: Mark Nordlicht

                                   SCHEDULE 1
                                  TRANSACTIONS

      The following transactions were effected by Platinum Partners Value Arbitrage Fund L.P. since the last Schedule 13D filing:

--------------------------------------------------------------------------------
                                                                        Average
                                                                         Price
Security           Trade Date          Trade            Shares         (rounded)
--------------------------------------------------------------------------------
Common             2/11/2008           Sell                5,000          $0.91
--------------------------------------------------------------------------------
Common             2/12/2008           Sell                7,500           0.92
--------------------------------------------------------------------------------
Common             4/25/2008           Sell              100,000           0.95
--------------------------------------------------------------------------------
Common             5/8/2008            Sell              100,000           0.95
--------------------------------------------------------------------------------
Common             5/8/2008            Sell                7,867           0.96
--------------------------------------------------------------------------------
Common             5/8/2008            Sell              100,000           0.95
--------------------------------------------------------------------------------
Common             6/5/2008            Sell               24,700           0.90
--------------------------------------------------------------------------------
Common             6/6/2008            Sell               13,800           0.90
--------------------------------------------------------------------------------
Common             7/10/2008           Sell                2,000           0.90
--------------------------------------------------------------------------------
Common             7/10/2008           Sell                2,500           0.90
--------------------------------------------------------------------------------
Common             8/7/2008            Sell                2,500           0.85
--------------------------------------------------------------------------------
Common             8/14/2008           Sell                5,000           0.70
--------------------------------------------------------------------------------
Common             8/21/2008           Sell            1,000,000           0.70
--------------------------------------------------------------------------------
Common             9/15/2008           Sell               50,000           0.55
--------------------------------------------------------------------------------
Common             9/23/2008           Sell                1,000           0.60
--------------------------------------------------------------------------------
Common             10/7/2008           Sell            3,592,633           0.45
--------------------------------------------------------------------------------

            The above transactions were effected on the open market.